Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Regulatory Update

States and other jurisdictions

Applications seeking review and approval of the transaction have been filed in Alaska, Arizona, California, Colorado, Delaware, the District of Columbia, Hawaii, Louisiana, Maine, Maryland, Minnesota, Mississippi, Nevada, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Vermont, Virginia, West Virginia and Wyoming. (22 jurisdictions.)

Pre-closing notices of the transaction have been filed in Connecticut, Georgia, Massachusetts, Michigan, Missouri, Montana, Nebraska, New Hampshire, North Dakota, Oklahoma, Rhode Island, South Dakota, Tennessee, and Utah. (14 jurisdictions.)

Post-closing notices will be filed in Alabama, Puerto Rico and Wisconsin at the appropriate time. (Three jurisdictions.)

Proceedings on the transaction have now been opened in several states and there may be filings in a few additional states.

Decisions to date:

Seven jurisdictions have either approved the transaction or decided not to take any further action:

— March 28, the Nebraska Public Service Commission affirmed that no application for approval was required and that it would not take further action;

— April 6, Staff Counsel recommended that the docket be closed after the time for seeking a full review of the transaction before the Nevada Public Utilities Commission expired;

— April 7, the Delaware Public Service Commission approved the transaction;

— April 8, the Georgia Public Service Commission approved the transaction;

— April 14, the Maryland Public Service Commission noted the transaction and stated that it would not take any further action at this time;

— April 27, the North Carolina Utilities Commission authorized and approved the acquisition; and

— May 3, the Missouri Public Service Commission affirmed that it does not have jurisdiction over the transaction.

One jurisdiction dismissed the transaction, without prejudice to re-filing:

— April 29, the Maine Public Utilities Commission dismissed the joint application without prejudice to re-filing once the “posture of this matter” was resolved; re-filing made on May 9.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.